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                 November 2, 2021

       Chad Stephens
       Chief Executive Officer
       PHX Minerals Inc.
       1601 NW Expressway
       Suite 1100
       Oklahoma City, Oklahoma 73118

                                                        Re: PHX Minerals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 27,
2021
                                                            File No. 333-260531

       Dear Mr. Stephens:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Laura Nicholson, Special
       Counsel, at 202-551-3584 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Kirk Tucker